Mail Stop 3-8


								March 30, 2005


By Facsimile and U.S. Mail

Mr. Graham Hetherington
Chief Financial Officer
Allied Domecq PLC
The Pavilions, Bridgewater Road
Bedminster Down
Bristol, England  BS13 8AR

		RE:	Allied Domecq PLC
			Form 20-F for the year ended August 31, 2004
			Filed December 15, 2004

Dear Mr. Hetherington:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 20-F FOR THE YEAR ENDED AUGUST 31, 2004

General
1. Where a comment below requests additional disclosures or other revisions to be made, please include these disclosures and revisions in your future filings. Where a comment relates to your accounting under US GAAP, your revisions should also include additional disclosures in your US GAAP reconciliation footnote, to the extent that your accounting under UK GAAP differs from your accounting under
US GAAP.

Item 3.  Key Information, page 1
2. We note that you present trading profit before exceptional items, but not trading profit. Please do so for all five years presented.
See Item 3.A. of Form 20-F.

Item 5.  Operating and Financial Review and Prospects, page 34
Overview, page 35
3. Please disclose the implications of general economic,
demographic,
geographic, and industry conditions, such as recent health-food trends, on your results of operations, liquidity and capital resources. Disclose any known trends or uncertainties in the economy, industry, demographics, and geography that are reasonably likely to have a material effect on your financial condition or
results of operations.    Please refer to SEC Release No. 33-8350.
4. Please consider presenting material opportunities, challenges and risks on which you are most focused for both the short and long term.
Further, please consider disclosing your strategy and the actions you are taking to address these opportunities, challenges and risks. For example, you may want to provide insight in your overview with respect to your focus on core brands, your focus on the US and Asian markets, as disclosed on page 45, and your focus on improving mix, as disclosed on page 53. See SEC Release No. 33-8350.

Results of Operations, page 39
5. Throughout your discussion, please more clearly explain why, on a constant currency basis, trading profit increased by a greater percentage than revenues. For example, on page 40, on a consolidated basis, we note that net turnover on a constant currency basis increased 4%, but that on page 41, adjusted trading profit on a constant currency basis increased 11%. Similarly, on page 44 and 49, we note that the percentage growth or decline in net turnover was outpaced by the percentage growth or decline in your trading profit measures. In this regard, we would expect further discussion of the effect of price, product mix, and changes in other operating costs on your results of operations.

6. It is unclear how you calculate your gross profit and overheads lines on page 42. Neither amount is reflected on your profit and loss account. Accordingly, please disclose the following:
* The information required by Item 10(e)(i) of Regulation S-K with respect to your overheads.
* A reconciliation of gross profit to the most directly comparable GAAP measure on your profit and loss account or your reformatted condensed UK GAAP income statement on page F-70.
* That your gross margins may not be comparable to others since the classification of distribution network-related costs and selling costs vary among entities.
* On page F-70, the specific types of expenses that you include in the cost of sales line item and the types of expenses that you include in the selling, general and administrative expenses line item.
7. Please disclose how you define the stores you include in your same store sales and same store sales growth measures.
8. We find your disclosures on taxation on page 51 confusing. Please discuss the reasons for changes in the amount of your taxation line as presented on your profit and loss account, as well as your historical effective tax rate. If you choose to include measures such as taxation excluding tax on exceptional items but including tax on goodwill, please include the disclosures required by Item 10(e)(i)
of Regulation S-K.

Critical Accounting Policies, page 66
9. Please tell us why you do not believe the following are critical accounting policies:
* Accounting for maturing inventory - the significance of your inventory on your balance sheet and your disclosures on page 16 regarding the forecasting of future consumption suggest that you are required to make assumptions about the net realizable value of your inventory that are highly uncertain and that different estimates that are reasonably likely to occur would have a material impact on your results of operation and financial condition.
* Depreciation of tangible assets - similarly, given the materiality of your tangible assets and the judgment involved in estimating useful lives, we would expect this area to be a critical accounting policy.
10. We note that on page 56, you disclosed slowed consumer spending in Germany in 2003, but that key brands made good progress in these markets. This disclosure appears inconsistent with the GBP69 million impairment in 2004 of your Kuemmerling brand in Germany. Please explain in detail the timing of events that led to this impairment charge in 2004, as opposed to in prior years.

In future filings, to the extent that your UK GAAP or US GAAP goodwill and other intangible asset impairment tests have identified circumstances in which impairment is likely in a future period, such as declining headroom between the fair value and the carrying value of your reporting units, please disclose such circumstances in your operating and financial review and prospects.

Item 15.  Controls and Procedures, page 104
11. Please revise your disclosure regarding changes to internal controls and procedures over financial reporting to identify "any changes," not just "significant" changes that have materially affected, or are reasonably likely to materially affect, your internal controls and procedures over financial reporting. See paragraph (d) of Item 15 of Form 20-F.

Report of Independent Registered Public Accounting Firm, page F-2
12. Please tell us why your auditors do not include an explanatory paragraph describing the nature of the restatement of the US GAAP reconciliation.

Consolidated Profit and Loss Account, page F-3
13. We note that you segregate exceptional items using the three column format in your profit and loss account. Please revise your disclosures as follows:
* Disclose the information required by paragraphs 3 and 4 of issue
8
addressed in the minutes to the November 25, 2003, AICPA International Practices Task Force meeting.
* In note 31, please revise the order of minority interest and share
of profit of associated undertaking in your UK GAAP profit and loss
account prepared in accordance with Article 10 of Regulation S-X to
conform to the order of the line items as presented in Article 5-
03
of Regulation S-X.
* In Item 5 of Form 20-F, please disclose:
o the information required by paragraph 6 of issue 8.
o the economic substance behind your decision to use such measures;
o the material limitations associated with use of such measures as compared to the use of amounts after exceptional items;
o the manner in which you compensate for these limitations when using such measures.
14. We note that your excise taxes are included in turnover, based on your disclosure on page F-10. We also note that these taxes exceed
1% of turnover, based on your disclosure on page 37. Please disclose the amount of these excise taxes on the face of your profit and loss account parenthetically or otherwise. See paragraph 1 of Rule 5-03 of Regulation S-X.

Consolidated Statement of Total Recognised Gains and Losses, page
F-4
15. Please explain why your currency translation differences on foreign currency net investments represent an increase to your statement of total recognized gains and losses, despite the weakening of the US dollar and Mexican peso.

Consolidated Balance Sheet, page F-5
16. Please tell us whether you have any non-equity minority interests. If these non-equity minority interests represent the preferred securities issued by a wholly-owned financing subsidiary, please tell us your basis for continuing to consolidated the financing subsidiary subsequent to your adoption of FIN 46R.

Accounting Policies, page F-8
Basis of Consolidation, page F-9
17. If material, citing relevant accounting literature, please tell us how you account for your investment in Corby Distilleries
Limited,
as disclosed on page 92, under US GAAP.

Impairment Reviews, page F-10
18. Please revise your disclosures to clarify the following:
* Purchased brand intangibles are reviewed for impairment annually, as disclosed on page F-9.
* The nature of your impairment test for goodwill, other intangible fixed assets, and tangible fixed assets. For example, you state here that your impairment loss represents the excess of the asset carrying value over its recoverable amount, which you estimate as the discounted projected future operating cash flows from the income generating unit. However, on page 67, you specify that you calculate impairment of your brands as the excess of carrying value over fair value, which you estimate using a royalty rate model.
* We note that you recognized impairments in each of the last three years, based on your disclosures in note 6. Please disclose the nature and amount of the difference between your impairment losses under UK GAAP and US GAAP in note 31.
* We note that you also reverse asset impairments, based on your disclosure in note 6. Please disclose your asset impairment reversal policy here. Please also disclose the nature and amount of the difference between UK GAAP and US GAAP with respect to asset impairment reversals in note 31.

Turnover, page F-10
19. If material, please disclose when you recognize your slotting fees in your profit and loss account under UK GAAP. If you capitalize these fees on your balance sheet, please disclose the amounts capitalized and the method by which you amortize these amounts to your profit and loss account. To the extent that this accounting differs under US GAAP, please disclose the nature and amount of this difference in note 31.
20. Regarding your franchise arrangements:
* You state here that initial non-refundable franchise fees paid by franchisees are recognized upon substantial completion of the services required by the license arrangement. However, in note 31(m), you state that under UK GAAP, non-refundable franchise fees are recognized upon signing the agreement. Please clarify this apparent inconsistency.
* To the extent material, please disclose the information required by paragraphs 20, 22, and 24 of SFAS No. 45.

Stocks, page F-11
21. If material, please disclose how you account for consideration received from your vendors pursuant to EITF 02-16. In this regard, please disclose how you classify vendor contributions and when you recognize these contributions in your profit and loss account and on your balance sheet. In addition, to the extent that vendor contributions are not classified in cost of sales on page F-70, please disclose the following:
* The amount of these contributions
* The line item in which they are classified
* How these arrangements differ from those that are recognized in cost of sales.

Deferred Tax, page F-11
22. Please disclose whether you measure deferred taxes on a discounted on undiscounted basis. If so, please disclose the nature and amount of this difference in note 31.


Note 1.  Segmental and Geographical Analysis, page F-13

23. With respect to your disclosures of trading profit before exceptional items and goodwill, please disclose in your notes to your financial statements the information required by paragraph 2 of issue
8 addressed in the minutes to the November 25, 2003, AICPA International Practices Task Force meeting.
24. Please tell us why you have included disclosure of assets employed, in light of Item 10(e)(ii)(C) of Regulation S-K. If you rely on the note to Item 10(e) of Regulation S-K, please advise us of where this disclosure is required or expressly permitted under UK GAAP.

Note 6.  Exceptional Items after Taxation, page F-24
25. Please separately disclose asset impairments from reversals of asset impairments. For example, in 2003, your table shows an amount of GBP2 million that appears to be net of asset impairment losses from the closure of the Dumbarton Distillery.

Note 8.  Taxation, page F-25
26. Please disclose the nature of the adjustment in respect of prior periods. Please clarify for us whether these adjustments represent a change in estimate or a correction of an error.

Note 20.  Financial Instruments, page F-37
27. We note on page 36 that under UK GAAP, goodwill is held at the group level, which suggests that it is recorded at historical foreign currency exchange rates. Consequently, we would not expect such goodwill to be subject to changes in foreign currency exchange rates.
Please tell us your basis under UK GAAP for hedging the translation exposure of your foreign currency net assets, including goodwill, by holding offsetting liabilities. In this regard, please help us understand why you would not recognize in your profit and loss account transaction gains and losses on foreign currency-denominated debt to the extent that the debt exceeds net assets, exclusive of goodwill.

Please also confirm our understanding that under US GAAP, you recognize all transaction gains / losses on foreign-denominated debt in your profit and loss account.


Note 21.  Share Capital, page F-41
28. Please clarify how you account for your share option plans under
UK GAAP, including the significance of the classification of options as fixed or variable under UK GAAP.

Note 22.  Merger Reserve, page F-48

29. Please disclose how your merger reserve arose.

Note 25. Reconciliation of Net Cash Inflow from Operating Activities to Free Cash Flow, page F-51
30. Please tell us why you have included disclosure of free cash flow, in light of Item 10(e)(ii)(C) of Regulation S-K. If you rely on the note to Item 10(e) of Regulation S-K, please advise us of where this disclosure is required or expressly permitted under UK GAAP. See also paragraph XVII.C. of the issues addressed by the AICPA International Practices Task Force from inception through March
2003.

Note 31.  Differences between UK and US Generally Accepted
Accounting
Principles, page F-53
General
31. To the extent that the disclosures in this note are repeated in
Item 5 of your Form 20-F, please make conforming changes for any revisions to your disclosures based on the comments below.

a)  Brands, Goodwill, and Other Intangible Assets, page F-55
32. Please separately disclose the nature of the differences in how you account for impairment of goodwill and other intangible assets with respect to US GAAP and UK GAAP. Please also supplementally tell us why you recognized an impairment of one of your brands of GBP69 million under US GAAP, but not under UK GAAP. Your disclosures on page 67 suggest that your impairment accounting policy for brands is the same under US GAAP and UK GAAP.
33. Please disclose the information required by paragraph 44 - 46 of
SFAS No. 142.
34. Please tell us and disclose the basis for the difference in fair values allocated to intangible assets and the exclusion from the purchase price consideration of certain costs.

d)  Restructuring costs, page F-56
35. Please specifically disclose the differences between UK and US GAAP in the criteria for recognizing restructuring-related costs in your profit and loss account. This disclosure should also reflect the change in US GAAP from EITF 94-3 to SFAS No. 146. Further, please tell us why you did not have a reconciling item related to restructuring costs in 2004, related to the GBP31 million you recognized under UK GAAP.

h) Derivative Instruments, page F-57
36. Please help us understand why the reconciling item related to derivatives and debt translation changed by GBP266 million from expense of GBP61 million in 2003 to income of GBP205 in 2004 in your reconciliation to US GAAP net income. Please also tell us why, in your reconciliation to US GAAP shareholders` equity, the change is only GBP17 million.

i)  Deferred Taxation, page F-57
37. Please tell us the nature of the deferred taxation-other reconciling item on page F-59. If this item relates to differences in the recognition of deferred tax assets and related valuation allowances, please tell us the specific nature of these differences, as it appears that UK GAAP, similar to US GAAP, uses a realization criterion of "more likely than not."
Shareholders` Equity, page F-60
38. Please supplementally provide us with a rollforward of your shareholders` equity under US GAAP for the three years presented.

New Accounting Standards, page F-61
39. With respect to your application of FIN 46R to your
franchises:
* Please tell us how you have been able to qualitatively conclude that you are not the primary beneficiary for the 976 variable interest entity-franchisees, given that you have only recently received unaudited financial information for 144 variable interest entities (VIEs). We would have expected that you would need, at a minimum, information regarding variable interests held by all other parties. To facilitate our understanding, please group VIEs with similar characteristics in your response.
* It appears that for the 832 VIE franchisees where you do not have
financial information, you are relying upon the FIN 46R scope exception in paragraph 4(g). If so:
o Please tell us whether any of these 832 entities were created or modified after December 31, 2003.
o Please explain the nature of your continuing efforts to obtain financial information from these franchisees, as well as the reason you have been unable to obtain the necessary information.  Please be
advised that although you have not requested financial information from these franchisees in the past, we would still expect you to obtain the necessary financial information for the purposes of this interpretation.
* Please clarify whether your disclosures of maximum exposure to loss
relates to the 144 VIEs for which you have financial information, the
832 VIEs for which you do not have financial information, or all
976
VIEs. In this regard, please ensure that the disclosure requirements of paragraph 24(c) and 26(c) are both separately addressed.
40. Based on your disclosures on page 31, we note you have entered into a long-term, cost-plus arrangement with Dean Foods for the supply and distribution of ice cream and related products for the Baskin-Robbins brand. Please tell us your consideration of this arrangement in light of paragraph 5(b)(2) of FIN 46R in determining that the Dean Foods entity does not represent a variable interest entity.

41. We note that that Suntory Allied Limited distributes your spirit products in Japan, as disclosed on page 33. Please tell us the financial terms of the distribution agreement, including whether the distribution agreement represents a variable interest. Further, please tell us your consideration of the following in determining that Suntory Allied Limited is not a VIE that would require consolidation by you pursuant to FIN 46R. In this regard, please ensure your response includes discussion of the following:
* Your equity investment of 49.99%.
* Your distribution agreement, if the terms suggest that it is a variable interest.
* The YEN10 billion payment by Suntory Limited, your joint venture partner, to you during the year ended March 4, 1989, as consideration paid for the establishment of Suntory Allied Limited, as disclosed on page 65. See paragraphs 5(a)(4), 16(b), and 17 of FIN 46R.

Turnover, page F-63
42. Please specifically disclose the nature of the items you classify as a reduction of revenue under UK GAAP subsequent to your adoption of the amendment to FRS No. 5, and how these items differ from your accounting under EITF 01-9 under US GAAP. In doing so, please also specifically clarify whether you classify your slotting fees and cooperative advertising arrangements as a reduction of revenue. If these items are not classified as a reduction of revenue, or if classification varies based on the nature of the arrangement, please disclose (a) the significant terms that you consider in determining classification and (b) the line item in which these items are classified.

In addition, in your turnover disclosure in your accounting policies note on page F-10, please make conforming revisions to specifically disclose the nature of the items you classify as a reduction of revenue subsequent to your adoption of the amendment to FRS No. 5.
43. To improve understandability, we suggest that you reconcile UK GAAP turnover to US GAAP turnover, based on the differences related to franchise revenue recognition and revenue classification. We note that this information is available based on your current disclosures in footnote (8) on page 11 and here on page F-63; however, we believe that inclusion of this information in one place would be useful to a reader.

Pension and Post-Retirement Medical Benefits (US GAAP), page F-64
44. Please help us understand the following regarding your pension accounting under US GAAP:
* Please rollforward for us your reconciling item of GBP185 million as of August 31, 2003 to your reconciling item of GBP104 million related to pension and other post-retirement benefits, in light of your differences in pension expense and other comprehensive income.
* Page F-66 indicates that the unfunded accumulated benefit obligation as of August 31, 2003 was GBP454 million. However, page F-
65 indicates that your accrued benefit liability as of this date was
GBP331 million. Please tell us why your accrued benefit liability differs from the unfunded accumulated benefit obligation.
* Please tell us there reason for the increase of GBP31 million in your amortization of unrecognized prior service cost in 2004.

Note 32.  UK Companies Act 1985, page F-71
45. Please tell us why you do not present your financial statements in accordance with the UK Companies Act 1985. Please also tell us the nature of differences between the financial statements in your Form 20-F and your financial statements in accordance with the UK Companies Act 1985. See paragraph XVII.B. of the issues addressed by the AICPA International Practices Task Force from inception through
March 2003.

   As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your amendment that keys your responses to our comments and provide any requested supplemental information. Detailed cover letters greatly facilitate our review.
Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

	If you have any questions regarding these comments, please direct them to Nili Shah at (202) 942-2923. Any other questions regarding disclosure issues may be directed to me at (202) 942-
2823.

							Sincerely,



							Michael Moran
							Accounting Branch Chief

??

??

??

??

Mr. Graham Hetherington
Chief Financial Officer
Allied Domecq PLC
March 30, 2005
Page 1